UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 3, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON JUNE 27, 2013

Date, Time and Place: Held on June 27, 2013, at 08:30 AM, at L’Hotel Porto Bay, located at Alameda Campinas, 266, Jardim Paulista, City and State of São Paulo.

Call notice: The members of the Board of Directors in office were duly noticed in accordance with the Company’s Bylaws.

Attendance: The totality of the members of the Board of Directors were present: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat.

Presiding:                                      José Luciano Duarte Penido — Presiding Chairman of the Board of Directors.

Claudia Elisete Rockenbach Leal — Secretary

Agenda: In accordance with the terms of art. 17 of the Company’s Bylaws, (i) approve, as recommended by the Financial Committee, the contracting of instrument of debt in the amount limited up to US$ 200.000.000,00 (two hundred million dollars); (ii) approve, as recommended by the Financial Committee, the contracting of Export Credit Note with the Banco do Brasil; (iii) nominate the new member of the Company’s Sustainability Committee and ratify its composition; and (iv) authorize the Board of Executive Officers to execute any and all necessary acts to fulfill the terms established herein

Resolutions:  After discussion and analysis of the matters included on the agenda, the following resolutions were passed by the unanimous vote of the attending Directors:

(i)                                    Approve, as per the Financial Committee’s recommendation, the contracting of the of instrument of debt in the amount limited up to US$ 200,000,000.00 (two hundred million dollars);

(ii)                                  Approve, as per the Financial Committee’s recommendation, the contracting of Export Credit Note with the Banco do Brasil in the principal amount of R$ 505.000.000,00 (five hundred and five million reais).

(iii)                               Nominate Ms. Adriana de Carvalho Barbosa Ramos as member of the Company’s Sustainability Committee.

Therefore, the Board of Directors ratify that the Sustainability Committee, whose term of office will always match with the term of members of Board of Directors, is composed as follows:

SUSTAINABILITY COMMITTEE

Coordinator and member:	José Luciano Duarte Penido
Members:	Adriana de Carvalho Barbosa Ramos
Ailton Alves Lacerda Krenak
Aires Galhardo
Carlos Alberto de Oliveira Roxo Claudio Valladares Pádua Paulo Ricardo Pereira da Silveira Sergio Besserman Vianna Sergio Eduardo Weguelin Vieira

(iv)                              Authorize the Board of Executive Officers, in accordance with the Company’s Bylaws, to sign all documents and to execute all and any necessary acts to accomplish the resolutions above.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the those members of the Board present. Attendance: José Luciano Duarte Penido — Chairman of the Board of Directors and Chair of the Meeting; Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat; and Claudia Elisete Rockenbach Leal — Secretary

São Paulo, June 27, 2013

We certify that the present instrument is a true copy of the Minutes of the Ordinary Board of Directors Meeting held on June 27, 2013, recorded in the appropriate book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2013

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO